                                                                    EXHIBIT 99.1

Yuval Ruhama                              Mor Abraham
CFO                                       Marketing Communications Manager
Metalink Ltd.                             Metalink Ltd.
Tel: 972-9-9605395                        Tel: 972-9-9605406
Fax: 972-9-9605544                        Fax: 972-9-9605399
yuvalr@mtlk.com                           amor@mtlk.com

                     METALINK TO PLACE $19.2M IN SECURITIES
                          WITH INSTITUTIONAL INVESTORS

YAKUM, ISRAEL, AUGUST 6, 2007 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance wireless and wireline broadband communication silicon solutions, today announced that it has entered into definitive agreements with institutional investors for a $19.2 million private placement of its ordinary shares and warrants to purchase its ordinary shares.

     Pursuant to the purchase agreements signed today, the Company will sell
3,200,000 ordinary shares at $6.0 per share. The investors will also receive five-year warrants to purchase 800,000 ordinary shares at an exercise price of
$8.0 per share, subject to adjustments. Metalink is entitled to force the exercise of the warrants in the event the market price for its ordinary shares exceeds $12.0 per share for 20 out of 30 consecutive trading days. Closing of the transaction is subject to certain customary closing conditions and is anticipated within three business days.

     The securities offered in the private placement were not registered under the Securities Act of 1933, as amended (the "Act") or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act and applicable state securities laws. Pursuant to the purchase agreements with the investors, the
Company will file a registration statement with the U.S. Securities and Exchange
Commission covering the resale of the ordinary shares issued to the investors as well as ordinary shares to be issued upon exercise of the warrants, subject to certain terms and conditions.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has design centers in USA (Atlanta,
GA) and Taiwan, and sales offices in USA (Atlanta, GA), South Korea, Japan,
China and Taiwan. Further information is available at http://www.mtlk.com

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This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.